Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.4925 Canadian per share on the issued and outstanding Common shares payable on October 2, 2017 to holders of record at the close of business on September 8, 2017.

By order of the Board

Monique Mercier

EVP, Corporate Affairs, and Chief Legal and Governance Officer

Vancouver, British Columbia

August 10, 2017

Contact: Investor Relations

1-800-667-4871

ir@telus.com